UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CROSS SHORE DISCOVERY FUND

(Name of Subject Company (Issuer))

CROSS SHORE DISCOVERY FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

47-1321680

(CUSIP Number of Class of Securities)

Carol Highsmith

Secretary

Cross Shore Discovery Fund

2960 North Meridian Street, Suite 300, Indianapolis, IN 46206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Copy to:

Edward C. Lawrence

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7182

December 16, 2015

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$6,710,516 (20% of 10/30/2015 NAV)(a)	$675.75(b)

(a)	Calculated as the aggregate maximum value of Institutional Shares being purchased.
(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $675.75	Filing Party: Cross Shore Discovery Fund
Form or Registration No.: 005-88878	Date Filed: December 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on December 16, 2015 by Cross Shore Discovery Fund (the “Fund”) in connection with an offer by the Fund to purchase Institutional Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to twenty percent (20%) of the Shares’ net asset value as of March 31, 2016 tendered by Shareholders and not withdrawn consistent with the terms of the Offer to Purchase and Letter of Transmittal (collectively, the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B & C to the Statement on December 16, 2015.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on January 15, 2016.

(2)	No Shareholders validly tendered Shares prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CROSS SHORE DISCOVERY FUND

By:	/s/ Neil Kuttner
Name:	Neil Kuttner
Title:	President, Principal Executive Officer

February 24, 2016

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